Mail Stop 6010

November 16, 2007

Quentin T. Kelly
Chairman
WorldWater & Solar Technologies Corp.
200 Ludlow Drive
Ewing NJ 08638

> **Re: WorldWater & Solar Technologies Corp.**
> **Preliminary Proxy Materials**
> **Filed November 5, 2007**
> **File No. 0-16936**

Dear Mr. Kelly:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement filed November 5, 2007

1.   Please refer to prior comment 1. Please update the financial information to comply with Item 310(g) of Regulation S-B.

Comparative Per Share Data, page 32

2.   Please refer to prior comment 2. Your response states that you included the equivalent pro forma per share data for ENTECH in the table but we could not locate this information. Please revise to present the equivalent pro forma per share data for ENTECH as required by paragraph (b)(9) of Item 14 of Schedule 14A. As noted in Instruction 2 to paragraph (b)(9), equivalent pro forma per share amounts for the target company are calculated by

multiplying the exchange ratio times each of (i) the pro forma loss per share and (ii) the pro forma book value per share.

3.   Please refer to prior comment 3. We note that you present comparative per share data for the six months ended June 30, 2007 and the year ended December 31, 2006 as well as book value per share data as of June 30, 2007 and December 31, 2006. While these dates correspond to the historical financial statements of WorldWater, we note that the historical financial statements for ENTECH are for the 39 weeks ended June 24, 2007 and the year ended September 24, 2006. As such, it is not clear from the disclosure what periods you have presented for the historical information of ENTECH or what periods you used to determine the pro forma and pro forma equivalent data. Accordingly, please revise to disclose the actual periods represented by the information for ENTECH, or cross-reference to where you disclose this information.

Unaudited Pro Forma Condensed Combined Financial Information, page 39

4.   Please refer to prior comment 5. Your response refers us to information in subparagraphs A, B and C of Note 2. However, we could not find the information requested in our prior comment. We also note that while page 17 discloses that the 19.6 million shares is an estimate, your disclosure in Note 2(B) states that the number of shares "to be issued is fixed at 19,672,131 as outlined in the merger agreement." Please respond to the following:

·   Please reconcile and revise to clarify throughout the filing the significant terms of the merger agreement, including whether or not the shares to be issued is fixed or variable.
·   If the number of shares that may be issued is variable, then you should provide additional pro forma information to give effect to the range of possible results as a result of that variability.

5.   Further, please tell us and disclose how you will determine the value of the shares to be issued to the ENTECH shareholders. Tell us how you considered paragraph 7 of EITF 99-12. Discuss how this accounting is reflected in the pro forma statements.

6.   Please refer to prior comment 6. We note your response, however the term "audited" still appears in the third paragraph of this page and has not been removed. Please remove the term or tell us why this reference is appropriate for the consolidated balance sheets of WorldWater as of June 30, 2007 and ENTECH as of June 24, 2007.

7.   Please refer to prior comment 7. We note your response however the sentence has not been revised to refer to ENTECH's net assets. Please revise to refer to ENTECH's net assets or tell us why the current reference to WorldWater's net assets is appropriate.

8.   Please refer to prior comment 8. We note that you have removed the first and last sentences in the seventh paragraph because you have now signed the merger agreement. We also note

from page 17 that you have excluded the date of the agreement with ENTECH. Please tell us and disclose throughout the filing whether or not you have entered into a definitive agreement to acquire ENTECH and whether or not the pro forma statements are based upon that agreement.

9.   Please refer to prior comment 15. Since the allocation is preliminary, identify significant liabilities and tangible and intangible assets you are likely to recognize and highlight uncertainties regarding the effects of amortization periods assigned to the assets. While we do not expect the pro forma financial information to reflect definitive conclusions regarding the allocation of the purchase price, highlight any uncertainties affecting the pro forma presentation and the possible consequences when you resolve them if they may be material. Otherwise, disclose that you do not expect the impact of any adjustments to be material.

10.   Further, you disclose that you "may need to revise materially [y]our current estimates of those assets and liabilities as the valuation process and accounting policy review are finalized." Please tell us in more detail about the 'accounting policy review.' Discuss the purpose of that review and when you expect to complete the review. If you do not expect to complete the review before mailing the proxy statement, please tell us why.

Unaudited Pro Forma Condensed Combined Statements of Operations, pages 41 and 42

11.   Please refer to prior comment 10. Your response states that you included quantitative and narrative descriptions of ENTECH's results of operations for the thirty-nine weeks ended June 24, 2007 and June 25, 2006. While we could not locate this disclosure, it does not provide the information previously requested. We continue to note that you reflect the results of ENTECH for the fiscal year ended September 24, 2006 in your pro forma statement of operations on page 41. On page 42, you reflect the results of ENTECH for the twenty-six weeks ended June 24, 2007. As a result, you have omitted ENTECH's results of operations for the thirteen weeks or first quarterly period of their fiscal year ending in September 2007. Please provide quantitative and narrative disclosures about the gross profit, operating expenses and operating income for the omitted period which appears to be from September 25, 2006 through December 24, 2006.

12.   Please refer to prior comment 11. Please reconcile the number of shares in the table on page 46 with the corresponding adjustment to your weighted average shares outstanding shown on page 42.

13.   Please refer to prior comment 12. We note your position on this matter and recognize that the sale of additional common stock is required to satisfy the working capital condition for closing the ENTECH transaction. However, since the proceeds are not specifically designated for anything other than general corporate purposes in regards to the transaction, presentation of additional EPS data is the appropriate format to reflect this issuance. Please revise to comply.

Note 2 – Unaudited Pro Forma Adjustments, page 45

14.   Please refer to prior comment 14. Your total purchase price, including the $911,442 of previously recorded acquisition costs is $45.3 million. You allocate that purchase price, based on the table on page 45 to intangible assets of $31.7 million and $13.6 million to goodwill. As such, there is no remaining purchase price to allocate. In the second table on page 45 you reflect an additional allocation to goodwill of $0.9 million for the acquisition costs which were already included in the $45.3 million allocated in the first table. Please reconcile.

15.   Please refer to prior comment 15. We note your response however the nature of the acquired intangible asset is still unclear from the following items listed in the table – Tubular, Space, Terrestrial – Short-term and Terrestrial Long-term. Please relate that disclosure to the disclosure on page 43 stating that you acquired intellectual property, patents and contracts.

16.   Please refer to prior comment 16. We note the disclosure on page 27. Please reconcile with the disclosure on page 43. The disclosure in the pro forma statements should summarize all of the significant terms of the agreements. Please tell us whether this agreement relates in any way to the non-compete agreements you valued as part of the purchase price and explain how they relate to each other.

17.   Please refer to prior comment 17. Since the pro forma statements should be complete, please revise to provide a summary of the significant terms of the non-compete agreement. Please also tell us where you included the disclosure of the terms of the non-compete agreements in 'The Terms of the Merger Agreement' which begins on page 27.

18.   Please refer to prior comment 18. We note that you used the relief from royalty approach to value acquired proprietary and patented technology. You derived the information from "the RoyaltySource database" based upon a "review of transactions involving the licensing of comparable technologies." Valuations that employ a relief from royalty approach using average industry royalty rates are not appropriate since royalties are frequently the product of individual negotiations, and the rights and terms of licenses may vary as to exclusivity, manner of use, transferability, and geographical limits. Additionally, hypothetical royalty rates may not reflect the full value of ownership of a product and all the related intellectual property rights. Please revise or tell us in more detail why you believe that your valuation reflects the fair value of the acquired technology.

19.   Further, please tell us and disclose how you determined that 10% of the purchase price represents the fair value of the non-compete agreements. We note your disclosure and your response and it appears that the 10% may have been arbitrarily determined.

20.   Also, we note that the factors contributing to goodwill included "access to key ENTECH customers." Please tell us about your consideration of whether or not you are acquiring a

customer-related intangible asset that should be separately valued and accounted for under SFAS 141.

Incorporation of Documents by Reference, page 83

21.   Please refer to prior comment 20. We note that you revised this section to refer to your Form 10-KSB/A for the fiscal year ended December 31, 2006. Since you have now filed two amendments to that 10-KSB it is unclear as to which document you are incorporating by reference. As previously requested, please revise to be more specific about the documents that you are incorporating by reference. This applies to the amendments filed with respect to your Forms 10-Q also.

22.   Please update this section as applicable. In addition, we note that while you reference a Form 8-K filed on January 3, 2007, there was no Form 8-K filed on that date. Please also tell us why you have not incorporated by reference the Forms 8-K filed on January 23, 2007, September 12, 2007 and November 2, 2007.

Amendment No. 2 to Form 10-KSB for the Fiscal Year ended December 31, 2006

Explanatory Note, page 3

23.   You disclose that you corrected an error in the accounting for your July 2005 convertible debentures. Please tell us your consideration of Item 4.02 of Form 8-K.

24.   You disclose that you will restate the quarterly and year-to-date periods ended March 31, June 30, and September 30, 2006. It appears that you should also restate the quarterly and year-to-date period ended September 30, 2005. Please file all required restatements.

Management's Discussion and Analysis of Operation, page 21

Financial Statements, page 32

25.   Please refer to prior comment 69. We note that the company changed its name effective September 7, 2007 and that you filed this amendment on November 2, 2007. While the amended Form 10-KSB refers to the registrant as WorldWater & Solar Technologies Corp. on the cover page, the financial statements, signature page and certifications continue to refer to WorldWater & Power Corp. Please amend so that it is clear that the financial statements and MD&A reflect that of the registrant, WorldWater & Solar Technologies Corp., formerly known as WorldWater & Power Corp. In addition, similarly amend your signature page and certifications to reflect the change of the company's name. Similar changes should be made to your March 31, and June 30, 2007 Forms 10-Q.

Consolidated Statements of Operations, page 34

26.   Please refer to prior comment 32. We note that you now reflect warrant exercise
        inducement expenses of $1,588,432 during the year ended December 31, 2006. Please tell
        us and disclose the nature of and accounting for this item. Include disclosure of the method
        of determining the amount of the charge. Show us how you calculated the related amount
        expensed in 2006.

Note 1. Restatement, page 37

27.   Please disclose the effect of the correction on each financial statement line item and any per
        share amounts affected for each period presented, consistent with paragraph 26 of SFAS
        154. We note that the current presentation uses subtotals and not the actual line items
        affected for the balance sheet. We note that you do not show the effect of the change on
        each line item for the balance sheet and the statement of cash flows. We also note that there
        is no disclosure of the affect of the changes on line items in your statements of
        stockholders' equity, including the impact on comprehensive income. Please similarly
        revise for your March 31, June 30, and September 30, 2007 Forms 10-Q.

Note 11. Long-Term Debt and Notes Payable, page 53

28.   Please refer to prior comment 48. We note your response states that the conversion price
        was fixed and that the holder could convert the debt at the lesser of $0.18 or the average of
        the preceding 10 trading days prior to closing the transaction. However, your disclosure
        continues to state that the conversion term is based upon the "volume-weighted average
        stock price for the 10 trading days prior to conversion." Based upon your disclosure, the
        conversion price for the debt was variable with no limitation on the shares issuable under
        the note. If true, as previously requested, please provide us with you analysis of the
        accounting for the note. Discuss your consideration of SFAS 133 for the embedded
        conversion feature within convertible debt in determining that the embedded conversion
        feature should not be bifurcated from the host instrument and accounted for as a derivative
        at fair value with changes in fair value recorded in earnings. See Item II.B of the November
        30, 2006, Current Issues and Rulemaking Projects from the Division of Corporation
        Finance which is available on our website at
        http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf

29.   Further, please tell us and disclose why you reflect a conversion price per share of $0.15 in
        the table for this debt.

30.   Please also tell us how you calculated the amount of 'beneficial conversion and warrant
        amortization' for the debt for 2005 and 2006. We note that while the debt was issued in
        2005, the amount of amortization was income of $6 in 2005 and expense of $3,399,992 in
        2006 and the carrying amount as of December 31, 2005 and 2006, based on the table on
        page 53, was zero.

31.   Please refer to prior comment 49. Your response and the disclosure on page 3 refer to warrants that were issued with the debt. As such, please disclose that the debt was issued with warrants and disclose all of the significant terms of the warrants or cross-reference to where the terms are disclosed in the notes to the financial statements.

32.   Further, please tell us and disclose how you accounted for and valued the warrants, including the valuation method and any significant assumptions. Tell us about your analysis of the warrants under SFAS 133 and EITF 00-19. The disclosure on page 53 refers to the fair value of the warrants. Please note that if the warrants are properly accounted for as equity, then the allocation of the proceeds should be based upon the relative fair values of the debt and the warrants consistent with paragraph 15 of APB 14.

33.   Please disclose the excess of the aggregate fair value of the common stock that the holder would receive at conversion over the proceeds received consistent with paragraph 7 of EITF 98-5. We note that your disclosure on page 53 refers to the conversion price and not the effective conversion price. Please note that under paragraph 5 of EITF 00-27 the beneficial conversion amount should be determined based on the effective conversion price.

34.   Please refer to prior comment 53. Please reconcile the table on page 53 and the disclosure in footnote (b) with the disclosure in Note 14 showing the conversion of convertible loans totaling $3,792,500 in 2006 for 21,422,223 shares of common stock at $0.18 per share.

Note 13. Convertible Preferred Stock, page 55

35.   Please refer to prior comment 50. Your response to prior comment 51 noted that there is a liquidity event wherein you are required to redeem the preferred stock for cash and the liquidity event is beyond your control. Please tell us and disclose the nature of the liquidity event(s) and how you would determine the amount of cash to be paid to the holders of the preferred shares. It should be clear from the disclosure why the liquidity event is beyond your control.

36.   Please refer to prior comment 51. Your response told us how you accounted for the preferred stock but not why. The Series C preferred stock contains a conversion option whereby the stock held by each subscriber is convertible on an all or none basis, into either: (i) common stock of the company; or (ii) each holder's proportionate share of a 6.5% interest in the entity which will be formed for the purpose of purchasing the common shares of ENTECH. Your response should address how you considered these terms in your analysis under SFAS 133, EITF 00-19 and 98-5 and Topic D-98. See Item II.B of the November 30, 2006, Current Issues and Rulemaking Projects from the Division of Corporation Finance which is available on our website at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

37.   We also note that with respect to the Series D preferred stock you agreed "to indemnify EMCORE against certain potential losses incurred in connection with its investment in the Company." Please tell us and disclose the significant terms of the indemnification and how you are accounting for the indemnification. Tell us about your analysis of the terms of the indemnification in evaluating the appropriate accounting under U.S. GAAP.

38.   Please refer to prior comment 33. Please show us how you determined the amount of the proceeds allocated to each of the Series D preferred stock and the warrants to purchase shares of Series D preferred stock. Please tell us whether the amounts allocated to the preferred stock and warrants were equivalent to their fair value or relative fair value and why. Please also show us how you calculated the beneficial conversion feature amount under EITF 98-5 and relate that calculation to the amount shown on your statement of operations.

39.   Please refer to prior comments 51 and 52. We note that you issued warrants to purchase 505,044 shares of Series D redeemable preferred stock on November 29, 2006. You are classifying those warrants as equity and recorded their value based upon the Black Sholes model. Since the warrants are exercisable for redeemable shares, please tell us how your accounting and valuation considered the guidance in FSP FAS150-5. Please be sufficiently detailed in your response.

40.   Please disclose how you accounted for and valued the preferred stock and warrants and the significant assumptions underlying the valuations. With respect to the discount on the Series D redeemable preferred stock, please tell us and disclose how you are accounting for that discount. Refer to EITF Topic D-98.

Note 14. Common Stock Transactions, page 58

41.   Please refer to prior comment 55. The table in Note 14 on page 58 refers to several transactions including the conversion of convertible loans, shares issued to induce a warrant holder to exercise a warrant and shares issued as compensation for public relations and business development. The significant terms of these transactions as well as how you accounted for and valued the related transactions should be disclosed in the notes to the financial statements. See paragraph 65 of SFAS 123R, paragraph 4 of SFAS 129, and paragraph 32 of SFAS 95.

Note 15. Warrant Transactions, page 58

42.   Please refer to prior comment 56. We note your response. Please disclose, similar to your response, that the disclosure in this note related to your warrants does not include the Series D preferred stock warrants.

43.   Please refer to prior comment 56. We note that you issued warrants for services in 2006. Under paragraph 65 of SFAS 123R, if you acquire goods or services (other than employee

services) in share-based payment transactions you should provide disclosures similar to those required by paragraph 64 to the extent that those disclosures are important to an understanding of the effects of those transactions on the financial statements. Please tell us your consideration of paragraph 64 and why you believe that no additional disclosure is required.

44.   Please refer to prior comment 57. Your response states that you expanded your disclosure in response to our prior comment but we noted no additional disclosure. As previously requested, please tell us and disclose in future filings the significant terms whereby you issued warrants in connection with the issuance of registered common stock shares, extensions of short-term loans and on commissions as debt and equity financings. Tell us and disclose how you accounted for those transactions.

45.   Please reconcile the information in this note with the disclosure on page 54 that you issued warrants for 500,000 common shares as part of a bridge loan in 2006.

Note 17. Stock-Based Compensation Plans, page 61

46.   Please refer to prior comment 58. We note that your response is in reference to paragraph A240(e) of SFAS 123R. However, the disclosure requested refers to paragraph A240(c) regarding the weighted-average grant date fair value of equity options and other equity instruments and the total intrinsic value of options exercised and the total fair value of shares vested during the years. Please revise to comply.

Controls and Procedures, page 67

47.   Please refer to prior comment 59. The revisions made in response to this comment neither state that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are "effective at that reasonable assurance level" nor remove the reference to the level of assurance of your disclosure controls and procedures. Please revise to comply with the guidance in Section II.F.4 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238. This comment also applies to Amendment No. 2 to your March 31, 2007 Form 10-Q, Amendment No. 1 to your June 30, 2007 Form 10-Q, and your September 30, 2007 Form 10-Q.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended June 30, 2007

Financial Statements, page 3

Note 12. Warrant Transactions, page 22

48.   Please refer to prior comment 67. We note your response however we could not find the revisions requested. Please reconcile the stock price for the 3.5 million warrants issued

during the period with the disclosure in Item 2 on page 37. The table indicates that the stock price for the warrants issued ranges from $0.50 - $0.85 while the disclosure in Item 2 states a fixed price of $0.50 per share for the five-year warrant.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Financial Statements, page 2

Condensed Consolidated Statement of Operations, page 3

49.   It appears that the amount for income from operations of $8,751,510 for the nine months ended September 30, 2007 should be a loss. Please revise.

Note 1. Restatement of Financial Statements Due to Review of a Convertible Debt Instrument, page 6

50.   Please revise your financial statements on pages 3 -5, as applicable, to note that the amount presented are restated.

Note 2. Liquidity and Capital Resources, page 9

51.   With respect to the warrants to Quercus Trust, we note that you do not currently have authorized a sufficient number of shares for the exercise of the warrants. Please tell us and disclose how you are accounting for the warrants. Tell us your analysis of the accounting for these warrants under SFAS 133 and EITF 00-19.

Note 4. Summary of Significant Accounting Policies, page 10

Renewable Energy Credit Guarantees, page 11

52.   Please refer to prior comment 38. Please revise, consistent with your response, to show that the $393,617 was recorded in 2004 and an additional $59,290 was recorded in 2005. Please make similar revisions to your March 31, and June 30, 2007 Forms 10-Q.

       As appropriate, please revise your filing and respond to the comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the proxy statement to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact David Burton at (202) 551-3626 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. Please contact Tom Jones at (202) 551-3602 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director